# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aura Biosciences, Inc., CIK 0001501796
CUSIP: 05153U107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 80 GUEST STREET, BOSTON, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 09/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002050902

## Reporting persons
- ForGrowth III PA B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,248,841; sole dispositive power 0; shared dispositive power 5,248,841; aggregate amount beneficially owned 5,248,841 (5.1% of the class)
- Forbion Growth Opportunities Fund III Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,248,841; sole dispositive power 0; shared dispositive power 5,248,841; aggregate amount beneficially owned 5,248,841 (5.1% of the class)
- Forbion Growth III Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,248,841; sole dispositive power 0; shared dispositive power 5,248,841; aggregate amount beneficially owned 5,248,841 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Aura Biosciences, Inc.
Address of issuer's principal executive offices: 80 GUEST STREET, BOSTON, MASSACHUSETTS, 02135.

## Item 2. Person Filing
Name of person filing: This statement is being filed by ForGrowth III PA B.V. ("ForGrowth III"), Forbion Growth Opportunities Fund III Cooperatief U.A. ("Forbion Growth III COOP") and Forbion Growth III Management B.V. ("Forbion Growth III"). ForGrowth III, Forbion Growth III COOP and Forbion Growth III are sometimes referred to collectively as the "Reporting Persons".
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.
Citizenship: Each of the Reporting Persons is organized under the laws of the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: ForGrowth III directly owns 5,248,841 shares of Common Stock of the Issuer. Forbion Growth III COOP, the sole shareholder of ForGrowth III, and Forbion Growth III, as director of each of ForGrowth III and Forbion Growth III COOP, may be deemed to have voting and investment power over the shares held directly by ForGrowth III.
Percent of class: The shares beneficially owned by the Reporting Persons represent approximately 5.1% of the outstanding Common Stock of the Issuer, based upon 103,704,809 shares outstanding as of August 6, 2026, as reported in the Issuer's Form 10-Q filed on August 11, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,248,841.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,248,841.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ForGrowth III PA B.V.: /s/ M.A. van Osch and /s/ G.J. Mulder, M.A. van Osch and G.J. Mulder, Directors of its Director (10/01/2026)
- Forbion Growth Opportunities Fund III Cooperatief U.A.: /s/ M.A. van Osch and /s/ G.J. Mulder, M.A. van Osch and G.J. Mulder, Directors of its Director (10/01/2026)
- Forbion Growth III Management B.V.: /s/ M.A. van Osch and /s/ G.J. Mulder, M.A. van Osch and G.J. Mulder, Directors (10/01/2026)